SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-Held Company
CNPJ No. 02.808.708/0001-07
NIRE 35.300.157.770

Minutes of the Meeting of Companhia de Bebidas das Américas AMBEV’s (the “Company”) Board of Directors, taken place on July 6th, 2004, drawn up as a summary.

(Free Translation from original minutes in Portuguese)

I. Date, time and place of the meeting: At the sixth day of the month of July, 2004, at 5:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 3rd floor (part), suites 31 and 32, and 4th floor (part), suites 41 and 42, Itaim Bibi.

II. Call and Presence: The members of the Company’s Board of Directors were regularly called and the respective presences have been confirmed. The undersigned members of the Company’s Board of Directors participated, fullfiling installation and approving quorums legal requirements.

III. Resolutions: By unanimity of the votes of the participating members of the Company’s Board of Directors, was resolved, with no remarks:

a) To approve, pursuant to the terms of article 39, 1st paragraph, of Company’s bylaws, the drawing up of an interim balance sheet as of June 30th, 2004.

b) To approve the closing of the stock repurchase program started on May 24th, 2004, having been achieved about 98% (ninety eight per cent) of the originally established financial volume.

c) To approve, pursuant to article 25, “u” of Company’s by-laws, article 30, § 1º, “b” of Law No. 6,404/76, and CVM’s Normative Ruling No. 10/80, as amended, the terms of a new stock repurchase program, for cancellation, during the next 365 (three hundred and sixty five) days, up to the limit of 997.114.332 preferred shares, corresponding to 4,88% of the outstanding preferred shares as of this date, considering that there are, today, 20.431.914.351 preferred shares issued by the Company outstanding. The acquisition shall be performed through available reserve accounts entries included in the interim balance sheet as of June 30th, 2004, up to the amount of R$500.000.000,00 (five hundred million reais), especially in accordance with the provisions of article 12 of CVM’s Normative Ruling No. 10/80. The operation shall be performed through one or more of the following brokerage firms: Deutsche Bank – Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Rua Alexandre Dumas, 2,200, 2nd floor; Santander Brasil S.A. CCVM, located in the City of São Paulo, State of São Paulo, at Rua Amador Bueno, 474, Block C, 3rd floor; Bradesco S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Ipiranga, 282, 11th floor; Itaú Corretora de Valores S.A., located in the City of São Paulo, State of São Paulo, at Rua Boa Vista, 185, 4th floor; Chase Fleming S.A. CCVM, located in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, 3,729, 11th to 15th floors; Merrill Lynch S.A. CTVM, located in the City of São Paulo, State of São Paulo, at Av. Paulista, 37, 3rd floor; and UBS CCVM S.A., located in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, 228, 16th floor, B wing.

d) To authorize, based on the report prepared by the Company’s Executive Committee filed at it’s headquarters, the negotiation, by the Company, with call and put options of stock issued by the Company, being specially observed item 2 below regarding the R$500,000,000.00 (five hundred million Reais) financial limit established in item c), as an alternative mean of repurchase its own stock, under the terms of CVM’s Normative Ruling No. 390/03. The negotiations may be realized during the next 6 (six) months, under the following conditions:

1. Up to the limit of 997.114.332 preferred shares, corresponding to 4,88% of the outstanding preferred shares as of this date, considering that the amount of Company’s issued and outstanding shares is shown on item III.c) above;

2. The amount of options to be released or acquired multiplied by the respective exercise price and the aggregate price of the Company’s shares acquired through the form described on item III.c) above shall not exceed, jointly, the amount destined to the acquisition, by the Company, of its own stock mentioned on item III.c) above;

3. The options released or acquired shall bear a maximum expiration term of 365 (three hundred and sixty five) consecutive days, as from each operation contracting date;

4. The exercise prices and series to be released and acquired and the released and acquired options liquidation form shall be periodically defined by the Board of Directors Financial Committee, based on the expiration term of each series and the financial models applicable in such cases;

5. The premiums paid or received upon the options’ release or negotiation shall be destined to the Company’s reserve account, under the terms of article 5 of CVM’s Normative Ruling No. 390/03;

6. Shares issued by the Company in an amount superior to 10% (ten per cent) of each kind of outstanding shares as of this date shall not be held in treasury, under the terms of article 3 of CVM’s Normative Ruling No. 10/80, as amended by CVM’s Normative Ruling No. 268/97, and of article 3, I of CVM’s Normative Ruling No. 390/03;

7. The financial institutions acting as intermediaries for the performance of the operation referred to in this resolution shall be the same ones listed on item III.c) above;

8. The performance, by the Company, of other operations with stocks or options of Company stocks, pursuing to protect or revert positions taken with open options is already authorized; and

9. The other restrictions established by article 3 of CVM’s Normative Ruling No. 390/03 shall be applicable.

The Company’s Board of Directors declares that there is no material information that has not been disclosed, determining that the Executive Committee suspends the operations in case, including with respect to the merger in progress, material information is verified, until such disclosure is realized.

IV. Closing: There being nothing further to be resolved, the present minutes have been drawn and, after read and approved by the Company’s Board of Directors participating members, singed by all.

São Paulo, July 6th, 2004

Victório Carlos de Marchi
Board of Directors Co-President

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 07, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.